Fang Xue, Esq.
Direct: +86 10 6502 8687
Fax: +86 10 6502 8510
FXue@gibsondunn.com

November 9, 2020

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                       Sina Corporation

Schedule 13E-3

Filed on October 13, 2020

Filed by Sina Corporation, Charles Guowei Chao, New Wave MMXV Limited, New Wave Holdings Limited and New Wave Mergersub Limited

File No. 005-60461

Dear Mr. Duchovny:

On behalf of Sina Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 3, 2020, with respect to the Schedule 13E-3, File No. 005-60461 (the “Schedule 13E-3”) filed on October 13, 2020 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with the submission of this letter in response to the Staff’s comments. All capitalized terms not otherwise defined herein are defined in the Revised Proxy Statement.

The Amendment and the Revised Proxy Statement incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto is being provided separately to the Staff via email.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning Charles Guowei Chao, New Wave MMXV Limited, New Wave Holdings Limited or New Wave Mergersub Limited, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Proxy Statement

Background of the Merger, page 16

1.                                      Refer to the first full paragraph on page 21. We note that the Special Committee instructed Morgan Stanley to request a price of $45 per share in order to accept the Buyer Group’s request to exclude the “majority of the minority” condition. Please revise your disclosure to describe the Special Committee’s apparent decision to accept a lower price instead.

We respectfully advise the Staff that in response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on pages 23 - 24 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 24

2.                                      Please quantify the costs referenced in the first and third bullet points on page 26.

In response to the Staff’s comment, the Company has updated the disclosure on page 26 of the Revised Proxy Statement.

3.                                      Refer to the fourth bullet point on page 27. Revise your disclosure to state your basis for this concern.

In response to the Staff’s comment, the Company has updated the disclosure on pages 27 - 28 of the Revised Proxy Statement.

4.                                      Please address how any filing person relying on the Morgan Stanley opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your ordinary shares other than the shares held by the Buyer Group, rather than all security holders unaffiliated with the company.

In response to the Staff’s comment, the Company has updated the disclosure on page 27 of the Revised Proxy Statement.

Certain Financial Projections, page 35

5.                                      Please revise to include the full projections instead of a summary and to confirm that these projections are the same projections referenced on pages 25 and 38.

In response to the Staff’s comment, the Company has updated the disclosure on page 37 of the Revised Proxy Statement.

We respectfully advise the Staff that the financial projections under the heading “Special Factors—Certain Financial Projections” are the same projections referenced on pages 25 and 38 of the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3.

Opinion of the Special Committee’s Financial Advisor, page 37

6.                                      Please revise to disclose the data underlying the results described in the Comparable Companies and Precedent Transactions analyses and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the various statistics measured for each comparable company and (ii) each transaction’s parties and premium in the Precedent Transactions analysis. If the information was not included in the presentation provided to the Special Committee or Board of Directors, revise the disclosure relating to the fairness determination made by the Board to note this and to explain how the Special Committee and Board became comfortable with the results of the analysis.

In response to the Staff’s comment, the Company has updated the disclosure on pages 41 - 44 of the Revised Proxy Statement.

We respectfully advise the Staff that the information in such updated disclosure was included in the discussion materials prepared by Morgan Stanley Asia Limited for discussion with the Special Committee dated September 28, 2020, a copy of which is attached as Exhibit (c)-(2) to the Schedule 13E-3.

7.                                      With respect to the Precedent Transactions analysis, please disclose the basis for the premium ranges of 15-25% and 30-38%. Also, explain why Morgan Stanley selected two different ranges in performing this analysis.

In response to the Staff’s comment, the Company has updated the disclosure on pages 43 - 44 of the Revised Proxy Statement.

8.                                      With respect to the Sum of the Parts analysis, please disclose the basis for using a discount range of 30-45%.

In response to the Staff’s comment, the Company has updated the disclosure on pages 45 - 46 of the Revised Proxy Statement.

9.                                      Revise the disclosure to disclose the information required by Item 1015(b)(4) of Regulation M-A, including the fees paid or payable to Morgan Stanley and any material relationships between Morgan Stanley and the persons described in Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Company has updated the disclosure on page 48 of the Revised Proxy Statement.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me by telephone at +86 10 6502 8687 or by e-mail at FXue@gibsondunn.com.

Very truly yours,

By:	/s/ Fang Xue, Esq.
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP

Enclosures

cc:                                Peter X. Huang, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Z. Julie Gao, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)